February 12, 2016

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Endesa Américas S.A.
Draft Registration Statement on Form 20-F
Submitted December 22, 2015
CIK No. 0001660078

Ladies and Gentlemen:

On behalf of Endesa Américas S.A. (the “Company”), transmitted herewith is an Amendment to the draft Registration Statement on Form 20-F of the Company (the “Amended Registration Statement”) amending the draft Registration Statement on Form 20-F of the Company that was confidentially submitted on December 22, 2015 (the “Registration Statement”). The Company was formed under the laws of the Republic of Chile on February 1, 2016 in connection with its spin-off from Empresa Nacional de Electricidad S.A., a Chilean company, as part of a reorganization of certain companies ultimately controlled by Enel S.p.A., an Italian electricity and generation company.

This letter also is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Registration Statement. While the Staff did not issue a separate comment letter with respect to the Registration Statement, the Staff referred the Company to a comment letter issued with respect to the draft Registration Statement on Form 20-F of Enersis Chile S.A. confidentially submitted on December 18, 2015 (the “Enersis Chile Comment Letter”).

Based on the discussions with the Staff, this letter only addresses the comments from the Enersis Chile Comment Letter that the Company believes to be relevant to the Registration Statement. Set forth below are the Staff’s comments as presented in the Enersis Chile Comment Letter (as appropriately modified) that the Company believes to be relevant to the Registration Statement (in bold face type) followed by the Company’s responses. Comments in the Enersis Chile Comment Letter which the Company does not believe to be relevant to the Registration Statement have been omitted.

References to the “Company”, “we”, “us” and “our” in the responses set forth below are to the Company, unless the context otherwise requires. Capitalized terms used in this letter

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and not otherwise defined herein have the meaning ascribed to them in the Registration Statement.

In addition to changes made to address the Staff’s comments, the Amended Registration Statement includes various updated information and provides certain other information that were not available at the time of the initial confidential submission of the Registration Statement.

* * * *

Endesa Américas S.A. Draft Registration Statement on Form 20-F

Introduction

Overview of the Spin-Off and Reorganization, page 7

1.	Please disclose the anticipated timeline for the proposed transactions and disclose which of these transactions have already taken place, if any.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement to provide the anticipated timeline for the proposed transactions. See “Introduction— Estimated Timeline.”

2.	Please revise your organizational chart or provide a table to disclose the exchanges on which each company’s shares and ADRs will trade in your proposed structure.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement to provide a table that discloses the exchanges on which each company’s shares and ADRs will trade in the proposed Reorganization. See “Overview of the Spin-Off and Reorganization.” Please also see the existing disclosures regarding similar information in “Introduction— The Spin-Off” and “Introduction— The Merger.”

The Tender Offer, page 9

3.

Please tell us the purpose of the Tender Offer. Please also provide us with additional detail about the anticipated timing of the Tender Offer and Merger as they relate to one another, including how much time you expect to pass between

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when shareholders will need to decide whether to tender shares in the Tender Offer or receive the merger consideration.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

The Tender Offer is a mechanism to protect the minority shareholders of Endesa Américas in connection with the Merger and as disclosed in the Amended Registration Statement, is subject to certain conditions, including the approval of the Merger by the respective shareholders of Enersis Américas, Endesa Américas and Chilectra Américas. See “Introduction—The Tender Offer.” While the minority shareholders of Endesa Américas will be provided withdrawal rights in accordance with Chilean law, such rights have certain limitations as discussed below.

Certain shareholders of Enersis and Endesa Chile, as well as the Directors’ Committee of Endesa Chile, have noted that there may be uncertainties weighing on the market price of the shares of the entities resulting from the spin-offs. This risk would be greater for Endesa Américas due to, among other reasons, its expected lower liquidity and, therefore, greater exposure to market movements because of the Merger. These uncertainties can adversely affect the withdrawal rights of dissenting shareholders in the Merger since, pursuant to Chilean law, the price that the shareholders would receive upon exercise of withdrawal rights is determined by the weighted average market price of the shares of Endesa Américas during the 60-business day period falling between the 30th and 90th business days prior to the shareholders’ meeting in which the Merger is approved.

In addition, the withdrawal rights may not be fully effective to protect shareholders who do not wish to own the shares in the continuing entity after the Merger because a shareholder must first vote against the Merger in order to exercise withdrawal rights. However, since the consummation of the Merger is conditioned on less than 10% of the outstanding shares of Enersis Américas, 7.72% of the outstanding shares of Endesa Américas and 0.91% of the outstanding shares of Chilectra Américas exercising the withdrawal rights in connection with the Merger, the Merger may not be consummated if there are shareholders above any of these thresholds who wish to exercise their withdrawal rights. If there were a significant number of shareholders who prefer to liquidate their investment in Endesa Américas before the consummation of the Merger, they would have to sell in the market, which may not provide sufficient liquidity.

In order to address this issue, several alternative options were analyzed by the Boards of Directors of Enersis and Endesa Chile, which determined that the Tender

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Offer is the only option that provides an effective protection mechanism for minority shareholders without altering the structure of the Reorganization.

With respect to the timing of the Tender Offer and the Merger as they relate to one another, including how much time shareholders will have to decide whether to tender shares in the Tender Offer or receive the merger consideration, the latest proposed price for the Tender Offer of Ch$ 285 per share of Endesa Américas has been made public in December 2015. The details of the Merger, including the merger consideration and the price at which the shareholders could exercise withdrawal rights, is expected to be disclosed in June 2016 when the Boards of Directors of Enersis Américas, Endesa Américas and Chilectra Américas summon their respective extraordinary shareholders’ meetings to approve the Merger. The launch of the Tender Offer and the extraordinary shareholders’ meetings are expected to occur in July 2016, but the launch of the Tender Offer is expected to occur prior to the extraordinary shareholders’ meetings and the Tender Offer period is expected to continue until August 2016. Specifically, the Tender Offer period is expected to last up to 45 days from the date of launch of the Tender Offer in order to ensure that the legal deadline for the exercise of withdrawal rights under Chilean law has expired. The Merger is expected to be consummated immediately after the consummation of the Tender Offer. See also the anticipated timeline for the proposed transactions in “Introduction—Estimated Timeline.”

Therefore shareholders of Endesa Américas that either desire to participate in the Tender Offer or receive the merger consideration would have until the end of the tender offer period (approximately August 2016) to decide whether to tender shares in the Tender Offer or receive the merger consideration. However, shareholders that wish to exercise their withdrawal rights would need to decide by the time of the extraordinary shareholders’ meetings to vote on the Merger (approximately July 2016) since shareholders must vote against the Merger in order to qualify for withdrawal rights.

All dates mentioned in this response are our best estimates at the time of this response, and remain subject to change and uncertainty, including the timing of the registrations of the Company, Enersis Chile and Chilectra Américas with the SVS.

Item 3. Key Information

Capitalization and Indebtedness, page 22

4.	In future filings, please ensure that your statement of capitalization and indebtedness is of a date no earlier than 60 days prior to the date of the filing. Refer to Item 3.B of Form 20-F.

U.S. Securities and Exchange Commission	-5-	February 12, 2016

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement to update the capitalization and indebtedness table with information as of December 31, 2015, a date within 60 days of the date of the filing.

D. Risk Factors

Risks Related to Our Business

We are subject to financing risks . . . , page 26

5.	We note your disclosure here that some of your debt agreements are subject to change in control clauses for material mergers or divestments. Please clarify whether the Spin-Off will trigger any of these clauses in your debt agreements.

Response:

In response to the Staff’s comment, the Company has revised this risk factor to provide the requested clarification.

Furthermore, the Company supplementally advises the Staff as follows:

While the non-Chilean subsidiaries of the Company are party to debt agreements that contain change of control clauses, the Spin-Off is not likely to trigger such clauses for the following reasons.

(i)	Most of the debt agreements contain an exception for a permitted successor which permits a transfer to another company within the same control group (i.e., a company that is within the Enel group of consolidated companies) or to a new parent company that has at least an investment grade credit rating or, in certain cases, a credit rating of no less than BBB. Since Endesa Américas is expected to have a rating of at least BBB and Enel remains as the ultimate controlling entity, Endesa Américas will be a permitted successor as defined in these debt agreements. If the Merger is approved, non-Chilean companies will be part of Enersis Américas (the sole surviving company following the Merger), which is also expected to have a rating of BBB. A total of US$ 228 million was subject to debt agreements that contain this clause as of December 31, 2015.

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(ii)	Some of the debt agreements require the prior consent of the lender or prohibit transactions resulting in a change of control. In these cases, the relevant non-Chilean subsidiaries that are party to such debt agreements have contacted the lenders in advance in order to discuss the change of control in connection with the Spin-Off and to obtain the required consents or waivers, as applicable. Based on discussions with the lenders, the Company believes that the risk of breaching such debt agreements as a result of triggering a change of control clause is limited. A total of US$ 7.5 million was subject to debt agreements that contain this clause as of December 31, 2015.

Item 4. Information on the Company

B. Business Overview, page 36

6.	Please include a description of the seasonality of your generation and distribution businesses. Refer to Item 4.B.3 of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised “Item 4. Information on the Company— B. Business Overview” to provide the requested additional disclosure.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

1. Discussion of Main Factors Affecting Operating Results and Financial Condition, page 89

7.	We note your disclosure throughout this section that “hydrological conditions” materially affect your financial results. Please describe in detail the types of hydrological conditions that impact your financial results, and where appropriate, specify how individual hydrological conditions affected your financial results during the reportable period. Please quantify the impact(s), to the extent practicable

U.S. Securities and Exchange Commission	-7-	February 12, 2016

Response:

In response to the Staff’s comment, the Company has revised “Item 5. Operating and Financial Review and Prospects—A. Operating Results—1. Discussion of Main Factors Affecting Operating Results and Financial Condition” to provide the requested additional disclosure.

2. Analysis of Results of Operations for the Nine Months Ended September 30, 2015 and 2014, page 94

8.	Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. Please enhance your disclosures by separately quantifying the impact of changes in volumes and prices on your revenues and by explaining in reasonable detail the reasons for such fluctuations. Apply this comment throughout your interim and annual result of operations disclosures. Please refer to SEC Release No. 33-8350.

Response:

In response to the Staff’s comment, the Company has revised “Item 5. Operating and Financial Review and Prospects— A. Operating Results—1. Discussion of Main Factors Affecting Operating Results and Financial Condition” to provide additional disclosures, taking into consideration the guidance of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 106

9.	Please provide a more informative analysis and discussion of cash flows from operating activities for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Please refer to SEC Release No. 33-8350.

Response:

In response to the Staff’s comment, the Company has revised “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources” to provide the

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requested additional disclosure, taking into consideration the guidance of SEC Release No. 33-8350.

10.	You disclose on page 110 that you have no debt obligations. Considering your interim and annual balance sheets reflect material debt balances, please revise your filing to clarify the meaning of your disclosure. For example, if the intention of this disclosure is to convey to readers that Endesa Américas has no legal debt obligations at the parent level, please clarify your disclosures accordingly and specify what the debt balances in your balance sheet represent.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as well as the one in Note 31.4 of the Notes to the Company’s annual and interim combined financial statements to provide the requested clarification. On a stand-alone basis, the Company has no debt obligations; therefore, the debt balances in the Company’s balance sheet mostly represent financial liabilities of Edegel S.A.A. and Emgesa S.A. E.S.P.

D. Trend Information, page 112

11.	We note your disclosure here that your operating income varies in each of the three countries (Argentina, Colombia and Peru) where you combine the results of operations due to numerous factors including hydrological conditions, the price of fuel, and the price of electricity. Please expand on this disclosure to discuss how each of these factors impacted the decrease in net income between the nine months period ended September 2015 and 2014.

Response:

In response to the Staff’s comment, the Company has revised “Item 5. Operating and Financial Review and Prospects—D. Trend Information.”

U.S. Securities and Exchange Commission	-9-	February 12, 2016

Item 9. The Offer and Listing

Intercompany Arrangements, page 127

12.	Please provide us with additional detail about the arrangements referenced in this section, including which parties will have the authority to terminate the arrangements. Please tell us the amount you anticipate earning pursuant to these agreements and the approximate percentage of revenue (above cost) that you expect to receive.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

Prior to the Endesa/Chilectra Spin-Offs and the Enersis Chile Spin-Off, the Company has the benefit of Endesa Chile’s intercompany arrangements for the receipt of services from Enersis, which arrangements remain in effect as of the date of this Amended Registration Statement. These arrangements include, among others, procurement services, use of facilities and corporate functions such as treasury, finance, accounting, human resources, communications, security, training and development, relations with contractors, risk management, IT services and other corporate support and administrative services. Following the completion of the Endesa/Chilectra Spin-Offs and the Enersis Chile Spin-Off, these existing intercompany arrangements will be allocated solely to Endesa Chile and will continue to be in effect. For these existing arrangements, the agreements will be novated and the counterparty will be Enersis Chile rather than Enersis.

In connection with the Endesa/Chilectra Spin-Offs and the Enersis Chile Spin-Off, Endesa Américas will enter into new intercompany agreements with Enersis Chile to continue to receive the services referred to above and with Endesa Chile to receive additional corporate functions, such as legal, tax services, investor relations and financial compliance, which the Company previously received as part of Endesa Chile. However, Endesa Américas is not expected to provide any services to either Enersis Chile or Endesa Chile.

Entering into these new intercompany arrangements requires compliance with Chilean laws governing related-party transactions. The Chilean Companies Act provides strict requirements for entering into contracts between related parties, including: (i) the Boards of Directors of the companies involved must be made aware of and approve their terms and conditions, (ii) the Directors’ Committees of the

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companies involved must examine those transactions and (iii) the transactions must contribute to the best interests of the companies with regards to price and the terms and conditions prevailing in the market at the time of approval. These conditions are generally supported by independent third-party reports evaluating the transaction, which are presented to the relevant Boards of Directors for their consideration and approval. This ensures that, without regards of the terms and conditions of the transaction and its price, they are arms-length transactions, and they are made in the company’s best interests.

As of the date of the Amended Registration Statement, there is an ongoing analysis being carried out by an external consultant, whose report will be presented to the respective Boards of Directors of the companies and will allow the Boards to evaluate and approve the intercompany agreements. Intercompany services will be provided and charged at market prices if there is a comparable service. If there are no comparable services in the market, they will be provided at cost plus a specified percentage. The Company currently estimates the amount it will spend for such received services under the existing and new intercompany agreements with Enersis Chile and Endesa Chile will be approximately Ch$ 1.2 billion annually in the aggregate, of which approximately 70% will be paid to Enersis Chile and approximately 30% to Endesa Chile.

The Separation occurred on February 1, 2016 and Endesa Américas has been incorporated under the laws of Chile. The new Board of Directors of Endesa Américas is scheduled to have its first meeting by the end of February 2016 and, as a result, has not yet approved nor implemented the new intercompany agreements referred to above. At this time, it is not possible to disclose the specific terms and conditions of these agreements, including the clauses for termination, administrative fees and expected profits. However, it is expected that: (i) in the case of non-payment, interest will be accrued for the unpaid balance for the time that the payment is overdue; (ii) the initial term of the agreement will be for three years, automatically renewable for an additional three-year term, unless one of the parties decides to terminate it on at least 180-day’s prior notice to the counterparty, and (iii) the agreements will provide restrictions on the ability of any party to assign or transfer these agreements, in whole or in part, without the prior written consent of the counterparty.

If the new intercompany agreements are approved by the Board of Directors prior to the effectiveness of the Amended Registration Statement, the Company will update the Amended Registration Statement to disclose the terms of these arrangements.

U.S. Securities and Exchange Commission	-11-	February 12, 2016

Endesa Américas Financial Statements, page 162

13.	Where applicable, please apply our comments to both the annual and interim financial statements.

Response:

The Company notes the Staff’s comment and has taken into account the Staff’s comments for both the interim and annual combined financial statements in the Registration Statement.

Audited Combined Financial Statements as of December 31, 2014 and 2013 and January 1, 2013, and for the years ended December 31, 2014 and 2013…

2. Basis of Preparation of the Combined Financial Statements

2.1 Basis of Presentation, page F-139

14.	Please tell us in detail and disclose how you calculated the ratios used to allocate cash and cash equivalents between Endesa Chile and Endesa Américas. Please define in detail “the exercise carried out by Endesa’s management” and “Economic Assets” as those statements are used in “Cash and cash equivalents” on page F-140.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

The criteria used by the Company to allocate cash and cash equivalents, were defined in each case according to their origin, as follows:

(i)	cash and cash equivalents of Chilean subsidiaries of Endesa Chile, before the Spin-Off that will continue to be part of Endesa Chile after the Spin-Off, excluding Endesa Chile, on a stand-alone basis;

(ii)	cash and cash equivalents of non-Chilean subsidiaries of Endesa Chile, before the Spin-Off, that will be part of Endesa Américas, excluding Endesa Chile, on a stand-alone basis; and

(iii)	cash and cash equivalents of Endesa Chile, on a stand-alone basis.

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Cash and cash equivalents of Chilean subsidiaries were excluded from the Endesa Américas combined financial statements, since those companies will be part of Endesa Chile. For example, cash and cash equivalents of GasAtacama, a Chilean subsidiary of Endesa Chile, were allocated to Endesa Chile in the Spin-Off.

Cash and cash equivalents of non-Chilean subsidiaries were allocated to Endesa Américas. For example, cash and cash equivalents of Edegel, a Peruvian subsidiary of Endesa, were allocated to Endesa Américas in the Spin-Off.

Regarding the allocation of the cash and cash equivalents of Endesa Chile, on a stand-alone basis, the criterion used for allocation was based on an exercise carried out by Management, which consisted of the evaluation of the average net asset market value represented by the Endesa Chile operations in Chile and outside Chile before the Spin-Off. Market values were obtained from third party valuation reports publicly available between November 2014 and April 2015 that considered the same Endesa Chile consolidated group before the Spin-Off and obtained their valuations according to the “sum of the parts” method. According to this methodology, management obtained the market weight of the Chilean and non-Chilean businesses. For example, in the case of Endesa, the net asset market value of Endesa Américas over Endesa Chile before the Spin-Off was 34%, while for the Chilean business of Endesa Chile it was 66%, as disclosed on pages F-18 and F-140 of the Amended Registration Statement.

15.	You disclose on page F-141 that financial debt and related interest expenses and exchange rate differences of Endesa stand-alone have been allocated 100% to Endesa Chile and are not included in your combined financial statements. Please tell us how the allocation of Endesa stand-alone debt and related items complies with the concepts contained in question 4 of SAB Topic 1.B.1. In this regard, specifically explain why debt, interest expense and exchange differences of Endesa have been 100% allocated to Endesa Chile as opposed to entities outside of Endesa Chile. You should also explain the identity of the legal obligor on such stand-alone debt and whether that represents a change in the legal obligator with the division of assets between Endesa Chile and Endesa Américas. Please be detailed in your explanation as we may have further comment.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

Endesa debt, on a stand-alone basis, (“Endesa debt”) and all its related concepts (interest expenses and exchange rate differences) were allocated 100% to Endesa Chile, as the successor company after the Spin-Off, according to analyses of each of the debt

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agreements and taking into account the expected payment capacity of Endesa Américas and Endesa Chile. According to this criterion, there was no change of the original obligor and, therefore, the allocation fully complies with the concepts contained in question 4 of SAB Topic 1.B.1.

Endesa debt is comprised of bonds issued in the United States (“Yankee Bonds”), bonds issued in Chile (“local bonds”), a syndicated loan that was due in October 2016 and a lease financing.

The Yankee Bonds are subject to an indenture between Endesa and the Bank of New York Mellon, as trustee, governed by New York law. In connection with the Spin-Off, the Yankee Bonds will remain obligations of Endesa Chile, the successor company to Endesa following the completion of the Spin-Off, in accordance with the terms of the indenture and without further action by Endesa.

In the case of the local bonds, and according to the provisions contained in their respective issuance agreements and related Chilean law provisions, if a spin-off of the issuer occurs, all the companies arising from the division will be collectively responsible for the obligations, without regard to the fact that the payment obligations of the bonds could proportionally be assigned to each of the companies based on their equity proportion or any other reasonable proportion. However, the original obligor of the debt will continue to be the original company unless each or the majority of the debt holders, depending of certain circumstances, release the original obligor in order to allow the novation of the obligation from the original obligor to the spin-off company. Following the analysis discussed above, the local bonds have been allocated to Endesa Chile, and Endesa Américas becomes the guarantor of the local bond obligations, which will remain as primary obligations of Endesa Chile.

Finally, the expired syndicated loan and the lease financing were also allocated to Endesa Chile since their financing purpose was related to the construction of a Chilean power plant.

U.S. Securities and Exchange Commission	-14-	February 12, 2016

16.	Please tell us and disclose how the shared costs of Empresa Nacional de Electricidad S.A. not specifically addressed in footnote 2.1, including shared overhead, will be allocated between the operations of Endesa Chile and Endesa Américas. In any event, please make it clear the method by which accounts have been allocated. In this regard, please define what you mean by “accounts.” Lastly, please confirm that your historical statements of comprehensive income include all expenses your parent incurred on your behalf. See questions 1 and 2 of SAB Topic 1.B.1.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

The Company confirms that the historical statements of comprehensive income include all expenses that Endesa incurred on behalf of Endesa Américas.

In response to the Staff’s comment, the Company has also revised the interim and annual combined financial statements in the Amended Registration Statement to clarify the wording related to the explanation of the method by which the personnel-related accounts have been allocated to Endesa Américas as requested.

3. Accounting Policies Applied

j) Translation of foreign currency balances, page F-157

17.	We note that you hedge certain revenues that are “directly linked to variations in the U.S. dollar, through obtaining financing in such currency.” We further note that exchange differences related to the debt, which is regarded as the hedging instrument in cash flow hedge transactions, are recognized in other comprehensive income and reclassified to profit or loss when the hedged cash flows impact profit or loss. Please clearly explain the nature of your hedging transactions in greater detail. In doing so, ensure you explain how these revenues are “directly linked to variations in the U.S. dollar” and how the debt is a “highly effective” hedge of revenues including how you determined correlation. To further our understanding, please provide an example that illustrates the mechanics of your hedging strategy. Citing authoritative IFRS guidance, where applicable, please clearly explain your accounting treatment and provide us with the pertinent journal entries you record related to these transactions.

U.S. Securities and Exchange Commission	-15-	February 12, 2016

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff as follows:

Description of hedge relationship, details of the hedged items and risk management objectives and strategies:

For our Peruvian combined group entity, Edegel S.A.A. (“Edegel”), a portion of the revenues obtained from contracts, entered into with external customers is indexed to average monthly U.S. dollar exchange rates and billed in Peruvian nuevo soles, using the average exchange rate of each month (contracts “directly linked to variations in the U.S. dollar”). The Combined Group periodically updates its determination of the degree of linkage between these revenues and the hypothetical revenues calculated on the actual daily U.S. dollar exchange rate, which is found to be not less than 84%. Furthermore, in the Company’s quarterly hedge effectiveness testing, the Company demonstrates this correlation. As a result, sales realized at the average monthly U.S. dollar rate are materially the same as sales which would be realized at daily U.S. dollar rates. This strategy aims at hedging the highly probable future sales whose prices are directly linked to variations in the U.S. dollar. Every year the Combined Group updates its 10-year horizon sales projections, in accordance with the updated backlog of generation contracts signed with external customers. The functional currency of Edegel is the Peruvian nuevo soles and as such, the Combined Group is exposed to the foreign currency risk arising from the abovementioned sale agreements. As a result, the Combined Group uses non-derivative financial liabilities (borrowings) denominated in U.S. dollars to mitigate its exposure to foreign currency risk and the volatility of the Combined Group’s earnings over the years as a result of foreign exchange gains/(losses) on revenues to be recorded in the income statement.

IAS 39 Hedge related considerations:

In accordance with the Combined Group’s hedging strategy, which is designated at the inception of the hedge, as required by IAS 39.88(a):

(i)	The hedged item is a highly probable forecasted revenue stream (and qualifies for hedge accounting in accordance with IAS 39.88(c)), generated from sale contracts with external customers indexed to U.S. dollars and billed in Peruvian nuevo soles using the average exchange rate of each month with the planning horizon of 10 years.

(ii)	The hedging instrument is the outstanding balance of the U.S. dollar-denominated borrowings with parties external to the Combined Group,

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matching a certain amount of highly probable forecasted revenues directly linked to variations in the U.S. dollar with interest and principal payments related to the U.S. dollar-denominated borrowings, which is eligible to be designated as hedging instrument in accordance with IAS 39.72.; and

(iii)	The hedged risk is a foreign currency risk of the forecasted revenue due to the movements in the U.S. dollar/Peruvian nuevo soles exchange rates.

The cash flows arising on the sale transactions qualify as a hedged item in a cash flow designated hedge because, as required by IAS 39.80, they:

(a)	Are entered into with the parties external to the Combined Group;

(b)	They are expected to expose the Combined Group to risk of changes in future cash flows due to changes in the U.S. dollar/Peruvian nuevo soles exchange rate during the next ten years period; and

(c)	That foreign currency risk affects profit or loss.

The hedging relationship qualifies for hedge accounting, because, as required by IAS 39.88, all of the following conditions are met:

(a)	At the inception of the hedge there was formal designation and documentation of the hedging relationship and the Company’s management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Company assesses the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s cash flows attributable to the hedged risk.

(b)	The hedge is expected to be highly effective in achieving offsetting changes in cash flows attributable to the hedged risk, consistently with the originally documented risk management strategy for that particular hedging relationship.

(c)	A forecast transaction that is the subject of the hedge is highly probable and presents an exposure to variations in cash flows that could ultimately affect profit or loss.

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(d)	The effectiveness of the hedge can be reliably measured, i.e. the cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured.

(e)	The hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

In accordance with the Combined Group’s hedging strategy, a cash flow hedge relationship was designated using existing U.S. dollar-denominated borrowings and the highly probable forecasted revenue of the Combined Group as hedged item.

Hedge effectiveness testing:

The Combined Group applied a regression analysis to assess prospective effectiveness. Retrospective effectiveness is assessed by comparing the change in fair value of the designated portion of the hedging instrument with the change the present value of the cash flows associated with the designated portion of the hedged item using applicable spot rates.

Accounting policy:

Upon initial designation of a non-derivative financial instrument as a hedging instrument, the Combined Group formally documents the relationship between the hedging instrument and the hedged item. This includes the risk management objectives and hedging strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedge.

The Combined Group assesses effectiveness both prospectively, at the inception of the hedge relationship, and retrospectively at each reporting period to determine whether the hedging instrument is expected to be and had been highly effective in offsetting the changes in fair value and/or cash flows of the hedged items attributable to the hedged risk and whether actual results are within a range of 80-125 percent.

Pursuant to IAS 39.96, when a non-derivative financial instrument is designed as the hedging instrument in a hedge of variable cash flows attributable to a foreign currency risk associated with a highly probable forecasted transaction that could affect profit or loss, the effective portion of foreign exchange gains or losses on the non-derivative financial instrument, that is designated and qualifies as a cash flow hedge, is recognized in other comprehensive income and accumulated in the corresponding

U.S. Securities and Exchange Commission	-18-	February 12, 2016

hedging reserve within equity. Any ineffective portion is recognized immediately in the statement of comprehensive income within the caption of foreign exchange gains or losses.

In accordance with IAS 39.100, foreign exchange gains or losses accumulated in equity are reclassified from other comprehensive income to the income statement in the periods when the hedged item affects profit or loss. The gain or loss recycled is recognized in the income statement within revenues with a corresponding entry to other comprehensive income.

Pursuant to IAS 39.101, when a hedging instrument no longer meets the criteria of hedge accounting, or it expires or is sold or the designation is revoked, hedge accounting is discontinued prospectively. Any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the income statement (as a reclassification from other comprehensive income). If the forecasted transaction is no longer expected to occur, the balance in equity is immediately reclassified to the income statement.

Illustrative example (assume revenue is recognized at period-end):

Functional currency	Peruvian nuevo soles
Highly probable forecasted U.S. dollar-linked revenue for the next 10 years, homogeneously received from year to year (1/10 part every year)	US$ 750
U.S. dollar-denominated borrowings with maturity over 10 years	US$ 1,000
Exchange rate U.S. dollar vs. Peruvian nuevo soles as of 1-1-20x1	1:1
Exchange rate U.S. dollar vs. Peruvian nuevo soles as of 12-31-20x1	1:3
Foreign currency loss in 20x1	US$ 2,000
Effectiveness rate	99%
Revenue in 20x1 (10% of 10-year forecast)	US$ 75
Income tax effect is ignored for purposes of the example

U.S. Securities and Exchange Commission	-19-	February 12, 2016

Journal entries (in Peruvian nuevo soles):

----------------1----------------

Dr Foreign exchange loss (income statement)	515	(3)

Dr Cash flow hedge reserve (other comprehensive income)	1,485	(2)

Cr Borrowings (BS)	2,000	(1)

Description: Recognition of foreign currency difference of the USD-denominated borrowings for the year

----------------2----------------

Dr Cash flow hedge reserve (other comprehensive income)	148.5 (4)

Cr Revenue (income statement)	148.5

Description: Reclassification of the proportion of reserve related to the revenue received during the year

(1)	Foreign currency loss in 20 X 1 as result of the remeasurement of the borrowings
(2)	Hedged proportion 75% X Foreign currency loss 2,000 X Effectiveness 99%
(3)	Unhedged proportion 25% X Foreign currency loss 2,000 + Ineffectiveness 1% X Hedge proportion 75% X Foreign currency loss 2,000
(4)	Proportion related to current year revenue (10%)

Translation to reporting currency

The reporting currency of Endesa Américas is the Chilean peso, as such, the financial statements of Edegel are translated into the reporting currency using, in the case of comprehensive and other comprehensive income line items, the average foreign currency exchange rate (Peruvian nuevo soles to Chilean pesos).

* * * *

U.S. Securities and Exchange Commission	-20-	February 12, 2016

Should you have any questions or comments concerning the Registration Statement, please contact J. Allen Miller at (212) 408-5454 or amiller@chadbourne.com or Sey-Hyo Lee at (212) 408-5122 or shlee@chadbourne.com.

Very truly yours,

/s/ Chadbourne & Parke LLP

Enclosure

cc:	Ramiro Alfonsín
Nicolás Billikopf
Paolo Pirri